                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                           ARIELY ADVERTISING LIMITED

                                (Name of Issuer)


     Ordinary Shares, Nominal Value 1.00 NIS (New Israeli Shekels) Per Share

                         (Title of Class of Securities)


                                   000M149501

                                 (CUSIP Number)

                              Thomas J. Kuhn, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                              New York, N.Y. 10019
                                  212-841-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 17, 1997

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


                                Page 1 of 8 Pages

-----------------------                                      ------------------
CUSIP No. 000M149501                    13D                   Page 2 of 8 Pages
-----------------------                                      ------------------

-------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Publicis S.A.
-------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                         (b) / /
-------------------------------------------------------------------------------
3    SEC Use Only

-------------------------------------------------------------------------------
4    Sources of Funds (See Instructions)
     WC, OO
-------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     France
-------------------------------------------------------------------------------
   Number of     7   Sole Voting Power
    Shares           1,526,660
                ----------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned by          0
                ----------------------------------------------------------------
     Each        9   Sole Dispositive Power
   Reporting         1,526,660
                ----------------------------------------------------------------
  Person With    10  Shared Dispositive Power
                     0
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,526,660
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     50.82%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

-----------------------                                      ------------------
CUSIP No. 000M149501                  13D                    Page 3 of 8 Pages
-----------------------                                      ------------------

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Publicis Worldwide, B.V.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Sources of Funds (See Instructions)
     WC, OO
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(d) or 2(e)                                                    / /
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     The Netherlands
--------------------------------------------------------------------------------
   Number of     7   Sole Voting Power
    Shares           1,526,660
                ----------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned by          0
                ----------------------------------------------------------------
     Each        9   Sole Dispositive Power
   Reporting         1,526,660
                ----------------------------------------------------------------
  Person With    10  Shared Dispositive Power
                     0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,526,660
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                               / /
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     50.82%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this Statement relates is the Ordinary Shares, nominal value NIS 1.00 per share (the "Shares"), of Ariely Advertising Limited, a public company incorporated under the laws of the State of Israel (the "Issuer"), with its principal executive offices located at 140 Rothschild Boulevard, Tel-Aviv, Israel.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a)-(c), (f) This Statement is filed by Publicis S.A., a societe anonyme organized and existing under the laws of France (the "Parent Company"), and Publicis Worldwide B.V., a company organized and existing under the laws of The Netherlands ("Worldwide") (the Parent Company and Worldwide being hereinafter jointly referred to as "Publicis"). Publicis is a worldwide advertising network representing numerous international clients. The principal executive offices of the Parent Company are located at 133, avenue des Champs Elysees, 75008 Paris, France. Worldwide's address is Beethovenstraat 198, Amsterdam, Netherlands.

            The name, business address and present principal occupation or employment of each of the directors and executive officers of the Parent Company and of Worldwide, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth in Appendix I, which is attached hereto and incorporated herein by reference. Each such person is a citizen of France. The business address of each such person is 133, avenue des Champs Elysees, 75008 Paris, France.

            (d) and (e) Neither Publicis nor, to the knowledge of Publicis, any of the other persons specified in Item 2 above has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On September 17, 1997, pursuant to the Agreement among Publicis, the Issuer, and Uri Ariely, Amos Tal-Shir, Tamar Ariely, Rubin Zimmerman, Mivtach Shamir Investments (93) Ltd., Benny Bergman, Avi Tiomkin and El Bustani Ltd. (the "Shareholders"), a copy of which is attached as Exhibit 1 to this Statement (the "Agreement"), the Shareholders sold and delivered to Publicis, and Publicis purchased, in a private placement 1,526,660 Ordinary Shares, nominal value NIS
1.00 per share. Publicis paid US$6,297,472.50 for such shares. As part of the transaction, Publicis was also granted options to purchase an additional 500,000 Ordinary Shares of the Issuer, nominal value NIS 1.00 per share, at an exercise price of US$4.125 per share. These options were divided into four groups according to their maturity dates, as detailed below:


                                Page 4 of 8 Pages
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
            Number of Options             Maturity Date
            -----------------             -------------
             50,000                       January 10, 1998
            120,000                       January 10, 1999
            230,000                       January 10, 2000
            100,000                       January  2, 2001

            The information set forth in this Item 3 is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION.

            Publicis purchased a majority interest in the Issuer for the purpose of making a controlling investment in the Issuer. Publicis is a worldwide advertising network. The Issuer is one of the three largest advertising agencies in Israel. Upon the closing of this transaction, the name of the Issuer was changed to Publicis-Ariely, and Publicis believes that the Issuer will continue to operate under its existing management. Publicis will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer's financial condition, results of operations and prospects, general economic and industry conditions, Publicis' own financial condition, other investment opportunities and other future developments. Based upon such evaluation, Publicis will take such actions in the future as Publicis may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, Publicis may determine to exercise all or a portion of its options to purchase an additional 500,000 shares of the Issuer. Publicis may also from time to time purchase additional shares on the open market or in privately negotiated transactions.

            Except as set forth in this Item 4, Publicis has no plans or proposals with respect to any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the close of business on September 17, 1997, Publicis beneficially owned (i) 1,526,660 Ordinary Shares of the Issuer and (ii) options to purchase an additional 500,000 shares. Such 1,526,660 Ordinary Shares represent approximately 50.82% of the outstanding shares of the Issuer, based on the 3,004,000 shares outstanding as of July 28, 1997. Such options to purchase an additional 500,000 shares represent approximately 16.64% of the outstanding shares of the Issuer.

            Publicis acquired beneficial ownership of the 1,526,660 shares and of options to purchase an additional 500,000 shares pursuant to the Agreement among Publicis, the Issuer and the Shareholders.

            To the knowledge of Publicis, none of Publicis's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.


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            (b) Publicis has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 1,526,660 shares.

            (c) To the knowledge of Publicis, neither Publicis nor any of its directors, executive officers, affiliates or associates has effected any transaction involving shares of the Issuer within the past 60 days.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 1,526,660 shares.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On September 17, 1997, pursuant to the Agreement, the Shareholders sold and delivered to Publicis, and Publicis purchased, in a private placement 1,526,660 shares of Ordinary Stock, nominal value NIS 1.00 per share. Publicis paid US$6,297,472.50 for the shares. As part of the transaction, Publicis was also granted options to purchase an additional 500,000 shares of the Issuer, nominal value NIS 1.00 per share, at an exercise price of US$4.125 per share. These options were divided into four groups according to their maturity dates, as detailed below:

            Number of Options             Maturity Date
            -----------------             -------------
             50,000                       January 10, 1998
            120,000                       January 10, 1999
            230,000                       January 10, 2000
            100,000                       January  2, 2001

            The Agreement also provided that if Uri Ariely or Amos Tal-Shir, who each remain the owner of approximately 6% of the issued shares of the Issuer, decide to sell some or all of their shares while they are employed by the Issuer or render management services to the Issuer, they shall give Publicis a right to purchase such shares and Publicis shall undertake to purchase such shares. If and when shareholders Ariely and/or Tal-Shir cease to be employed by the Issuer or render services to the Issuer, such shareholder shall sell all of his shares to Publicis and Publicis shall undertake to purchase such shares. If Publicis decides to sell any of its shares in the Issuer, shareholders Ariely and Tal-Shir shall be given the option to participate in such sale pro rata, as specified in the Agreement. Finally, the shares held by Messrs. Ariely and Tal-Shir may not be sold, transferred, pledged or otherwise encumbered without the consent of Publicis.

            The information set forth above in this Item 6 is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.

            Except as described in this Statement, to the knowledge of Publicis, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities,


                                Page 6 of 8 Pages
finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement, dated September 17, 1997, among Publicis, the Issuer and the Shareholders.


                                Page 7 of 8 Pages
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                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  September 26, 1997                PUBLICIS S.A.

                                          By: /s/  Maurice Levy
                                              ---------------------------------
                                              Maurice Levy
                                              President of Directoire and
                                              Chief Executive Officer



                                          PUBLICIS WORLDWIDE B.V.

                                          By: /s/ Jean-Paul Morin
                                              ----------------------------------
                                              Jean-Paul Morin
                                              Director


                               Page 8 of 8 Pages

                                   APPENDIX I



                     Directors and Officers of Publicis S.A.

Name                         Principal Occupation
----                         --------------------
Elisabeth Badinter           President du Conseil de Surveillance

Maurice Levy                 President of Directoire and Chief Executive Officer

Bruno Desbarats-Bollet       Member of Directoire

Gerard Pedraglio             Member of Directoire

Jean-Paul Morin              Secretaire General and Chief Financial Officer



                Directors and Officers of Publicis Worldwide B.V.

      Jean-Paul Morin               Director

      Gerard Pedraglio              Director

                                EXHIBIT INDEX

Exhibit 1 Agreement, dated September 17, 1997, among Publicis, the Issuer and the Shareholders.